PAUL BERGMAN

Executive Chairman at Advancing Eco Agriculture United States

Summary

Paul Bergman is Executive Chairman and leads business and organizational development. Paul has been with AEA since 2018.

Experience

Advancing Eco Agriculture
Executive Chairman
September 2018 - Present (5 years 1 month)
Ohio, United States

Guide strategy and organizational development to promote growth and enable company's sustained leadership in regenerative agriculture.

Aqua Capital
8 years 4 months

Member of Board of Directors and Advisor at Fertiláqua, Plant Nutrition
March 2018 - January 2021 (2 years 11 months)
São Paulo, Brazil

Global strategy and business development advisor to leading South America specialty fertilizer company.

Marketing and Business Development Director at Fertiláqua, Plant Nutrition
June 2015 - February 2018 (2 years 9 months)
Campinas Area, Brazil

- Led team of 30, with $5 million budget, responsible for all client services, full P&L of seed care business, sales team training and field technical support, events, public relations and social media.
- Headed up corporate strategy, pricing, cost and gross margin management, branding and creative.

Education

Wharton School, University of Pennsylvania

Master of Business Administration (MBA), Global Markets · (2002 - 2004)

Harvard Business School Executive Education

Agribusiness Seminar · (2017 - 2017)

University of Pennsylvania - The Lauder Institute

Master of Arts in International Studies, Concentration in Latin America and Portuguese · (2002 - 2004)

Wharton School, University of Pennsylvania

Bachelor of Science in Economics, Management and Global Analysis · (1997 - 2002)

University of Pennsylvania

Bachelor of Arts (BA), International Political Economy · (1997 - 2002)